SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2003

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F X Form 40-F __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________________

     This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-11716.

                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items


     1. Press Release re RADA Electronic Industries Ltd. Announces Results for the Nine Months Ended September 30, 2003 dated October 20, 2003.

                                                                          ITEM 1

Press Release                            Source: RADA Electronic Industries Ltd.

RADA Electronic Industries Ltd. Announces Results for the
Nine Months Ended September 30, 2003.

Monday October 20, 1:43 pm ET

NETANYA, Israel, Oct. 20 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (Nasdaq SmallCap: RADIF - News) today reported its financial results for the nine months ended September 30, 2003. The company reported $7.3 million in revenues and $261,000 of net income.

The financials statements reflect the previously announced debt settlement agreement with its banks that closed on September 24, 2003. Other income related to the debt settlement agreement amounted to $832,000. As a result of the debt settlement the company had shareholders equity of $2,554,000 at September 30, 2003.

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries, with 100 staff. The company specializes in Avionics, Ground Debriefing Stations (Video, ACMI and Maintenance) and Automatic Test Equipment.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Reports on Form 20-F and other filings with the Securities and Exchange Commission.

            RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARY

                         CONSOLIDATED BALANCE SHEETS
             In thousands of U.S. dollars (except per share data)

                                                  September 30,  December 31,
                                                         2003           2002
                                                     (Unaudited)     (Audited)
    Current assets
     Cash and cash equivalents                           $689           $570
     Trade receivables (net of allowance for
      doubtful accounts of $214 as of September 30,
      2003 and December 31, 2002)                       1,774          1,832
     Other receivables and prepaid expenses               498             93
     Inventories                                        1,094          1,077
       Total current assets                             4,055          3,572

    Long-term receivables and deposits
     Long-term receivables                                975            893
     Leasing deposits                                      70             70
     Severance pay funds                                1,695          1,334
                                                        2,740          2,297

    Property and equipment, net
     Cost                                              16,503         16,456
     Less - accumulated depreciation                   11,559         10,845
       Total property and equipment, net                4,944          5,611

    Intangible assets, net                              2,834          3,127
       Total assets                                   $14,573        $14,607

    Current liabilities
     Short-term bank credits and loans                 $2,076         $5,697
     Trade payables                                       557            635
     Other payables and accrued expenses                2,657          2,949
     Deferred revenues                                  1,590          1,771
     Billings in excess of costs and estimated
      earnings on uncompleted contracts                 2,508            575
       Total current liabilities                        9,388         11,627

    Long-term liabilities

     Accrued severance pay                              2,208          2,043

     Minority interests                                   423            452

    Shareholders' equity
     Share capital
       Ordinary shares of NIS 0.005 par value:
         Authorized - 45,000,000 shares as of
          September 30, 2003 and December 31, 2002;
          Issued and outstanding - 18,510,716
          shares as of September 30, 2003 and
          December 31, 2002                               108            108
     Additional paid-in capital                        59,140         58,785
     Warrants                                           1,577            124
     Accumulated deficit                              (58,271)       (58,532)
       Total shareholders' equity                       2,554            485
       Total liabilities and shareholders' equity     $14,573        $14,607

            RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARY

                   UNAUDITED CONSOLIDATED INCOME STATEMENTS
                          In thousands of U.S. dollars

                                                  For the three   For the nine
                                                   months ended   months ended
                                                        September 30, 2003
                                                           (Unaudited)

    Revenues
     Products                                          $1,921         $4,806
     Services                                             853          2,515
                                                        2,774          7,321

    Cost of revenues
     Products                                           1,639          4,323
     Services                                             495          1,439
                                                        2,134          5,762

        Gross profit                                      640          1,559

    Operating expenses:

     Marketing, selling, general and
      administrative expenses                             674          1,981

        Operating loss                                    (34)          (422)
     Financing expenses, net                              (49)          (280)
     Other income, net                                    872            934

                                                          789            232

     Minority interest in losses of subsidiary             22             29
        Net income                                       $811           $261

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                  (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger, Chairman




Date: October 21, 2003